                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                           ________________________

                                 SCHEDULE TO/A
                                (RULE 14d-100)

                 TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
              OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                      (AMENDMENT NO. 3 (FINAL AMENDMENT))

                                      AND

                                SCHEDULE 13D/A
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(a)

                               (AMENDMENT NO. 1)

                           ________________________

                                XTRA CORPORATION
                       (Name of Subject Company (Issuer))

                         BX MERGER SUB INC. (OFFEROR)
                   BERKSHIRE HATHAWAY INC. (OFFEROR PARENT)
   (Names of Filing Persons (identifying status as offeror, issuer or other person))

                    COMMON STOCK, PAR VALUE $0.50 PER SHARE
                        (Title of Class of Securities)

                                   984138107
                     (CUSIP Number of Class of Securities)

                           ________________________

                                MARC D. HAMBURG
                                VICE PRESIDENT
                            BERKSHIRE HATHAWAY INC.
                               1440 KIEWIT PLAZA
                                OMAHA, NE 68131
                           TELEPHONE: (402) 346-1400
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                           ________________________

                                   COPY TO:
                            R. GREGORY MORGAN, ESQ.
                          MUNGER, TOLLES & OLSON LLP
                            355 SOUTH GRAND AVENUE
                             LOS ANGELES, CA 90071
                           TELEPHONE: (213) 683-9100

                                ---------------

                           CALCULATION OF FILING FEE

TRANSACTION VALUATION*                                 AMOUNT OF FILING FEE
--------------------------------------------------------------------------------

     $590,100,973                                           $118,023

--------------------------------------------------------------------------------
* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of a total of (i) 10,506,973 shares of the outstanding common stock, par value $0.50 per share, of the Subject Company ("Subject Company Common Stock") at an offer price of $55.00 per share and
     (ii) 1,075,414 shares of Subject Company Common Stock issuable upon exercise of options on Subject Company Common Stock outstanding as of July 30, 2001, and exercisable at an average exercise price of $43.63 per share (according to the Subject Company).

--------------------------------------------------------------------------------


[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

          Amount Previously Paid: $118,023

          Form or Registration No.: Schedule TO

          Filing Party: Berkshire Hathaway Inc. and BX Merger Sub Inc.

          Date Filed: August 14, 2001

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

          [X]  third-party tender offer subject to Rule 14d-1.

          [_]  issuer tender offer subject to Rule 13e-4.

          [_]  going-private transaction subject to Rule 13e-3.

          [X]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

-------------------------------------------------------------------------------

                                SCHEDULE 13D/A

     This Amendment No. 1 to Schedule 13D amends the Schedule 13D filed on August 7, 2001, by BX Merger Sub Inc., Berkshire Hathaway Inc., and Warren E. Buffett.

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BX Merger Sub Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             10,188,625
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          10,188,625
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      10,188,625
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 97.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

------------------------------------------------------------------------------
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Berkshire Hathaway Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) or 2(f)                                         [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             10,188,625
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          10,188,625
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      10,188,625
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 97.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      HC, CO
------------------------------------------------------------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Warren E. Buffett
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) or 2(f)                                         [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States Citizen
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             10,188,625
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          10,188,625
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      10,188,625
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 97.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

                                 SCHEDULE TO/A

     This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO filed by Berkshire Hathaway Inc., a Delaware corporation ("Berkshire"), and BX Merger Sub Inc., a Delaware corporation ("Purchaser") and wholly owned subsidiary of Berkshire, on August 14, 2001, as amended by (i) Amendment No. 1 to Schedule TO, filed by Berkshire and Purchaser on August 27, 2001, and (ii) Amendment No. 2 to Schedule TO, filed by Berkshire and Purchaser on September 12, 2001 (such Tender Offer Statement on Schedule TO and all amendments thereto collectively constituting the "Schedule TO").

     The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding Common Stock, par value $0.50 per share (the "Shares"), of XTRA Corporation, a Delaware corporation (the "Company"), at the purchase price of $55.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal (which together with the Offer to Purchase, and any amendments and supplements thereto, collectively constitute the "Offer").


ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     Item 8 of the Schedule TO is hereby amended and supplemented by including the following:

          The Offer expired at 5:00 p.m., Eastern time, on Friday, September 14, 2001. Berkshire and Purchaser were informed by EquiServe Trust Company, N.A., the depositary for the Offer, that approximately 10,188,625 Shares were validly tendered and not withdrawn as of the expiration of the Offer (including 141,053 Shares tendered by notice of guaranteed delivery), representing approximately 97.0% of the issued and outstanding Shares of the Company. Following the expiration of the Offer, Berkshire and Purchaser accepted for payment all Shares validly tendered and not withdrawn pursuant to the Offer.

          Pursuant to the Agreement and Plan of Merger, dated July 30, 2001, among Berkshire, Purchaser, and the Company, Purchaser intends to cause the Merger (as defined in the Offer to Purchase) to become effective as soon as practicable. In connection with the Merger, each Share issued and outstanding immediately prior to the Effective Time (as defined in the Offer to Purchase) held by stockholders (other than (i) the Company, (ii) any subsidiary of the Company, (iii) Parent, Purchaser or any other wholly owned subsidiary of Berkshire, and (iv) stockholders who have properly exercised their appraisal rights in accordance with Delaware law) will be canceled and converted automatically into the right to receive $55.00 in cash per Share.

ITEM 12.  EXHIBITS.

     Item 12 of the Schedule TO is hereby amended and supplemented by including the following:

     (a)(10) Text of joint press release, issued by Berkshire and the Company, dated September 17, 2001.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Schedules TO/A and 13D/A                BX MERGER SUB INC.

                                        By /s/ Marc D. Hamburg
                                        ------------------------------------
                                        Name: Marc D. Hamburg
                                        Title: President



Schedules TO/A and 13D/A                BERKSHIRE HATHAWAY INC.

                                        By /s/ Marc D. Hamburg
                                        ------------------------------------
                                        Name: Marc D. Hamburg
                                        Title: Vice President and
                                               Chief Financial Officer



Schedule 13D/A                          WARREN E. BUFFETT

                                        /s/ Warren E. Buffett
                                        ------------------------------------

Dated: September 17, 2001

                                 EXHIBIT INDEX


     *(a) (1)  Offer to Purchase, dated August 14, 2001.

     *(a) (2)  Form of Letter of Transmittal.

     *(a) (3)  Form of Notice of Guaranteed Delivery.

     *(a) (4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     *(a) (5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     *(a) (6) Text of joint press release issued by Berkshire and the Company dated July 31, 2001 (incorporated by reference from the Tender Offer Statement on Schedule TO filed by Berkshire with the Securities and Exchange Commission on July 31, 2001).

     *(a) (7) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     *(a) (8)  Form of summary advertisement, dated August 14, 2000.

     *(a) (9) Text of press release issued by Berkshire, dated September 11, 2001.

     (a) (10) Text of joint press release issued by Berkshire and the Company, dated September 17, 2001.

     *(d) (1) Agreement and Plan of Merger, dated as of July 30, 2001, among Berkshire, Purchaser and the Company (incorporated herein by reference to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on July 31, 2001).

     *(d) (2) Stockholders Agreement, dated as of July 30, 2001, among Berkshire, Purchaser and Julian H. Robertson, Jr., Tiger Management Corporation, Tiger Management L.L.C. and Tiger Performance L.L.C. (incorporated herein by reference to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on July 31, 2001).

* Previously filed